Filed Pursuant to Rule 424(b)(3)
Registration No. 333-214130

RODIN GLOBAL PROPERTY TRUST, INC.

SUPPLEMENT NO. 5 DATED OCTOBER 3, 2019

TO THE PROSPECTUS DATED APRIL 23, 2019

This Supplement No. 5 supplements, and should be read in conjunction with, our prospectus dated April 23, 2019, as supplemented by Supplement No. 1, dated May 8, 2019, Supplement No. 2, dated May 17, 2019, Supplement No. 3, dated July 3, 2019 and Supplement No. 4, dated August 15, 2019. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 5 is to disclose:

•	the status of our initial public offering;

•	our recent investment;

•	an amendment and restatement of our share repurchase program; and

•	an amendment of our advisory agreement.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on March 23, 2017, of which up to $1.0 billion in Class A Shares, Class T Shares and Class I Shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan. We refer to our primary offering and our distribution reinvestment plan collectively as our offering. On May 18, 2017, we satisfied the minimum offering requirement as a result of the purchase of $2.0 million of Class I Shares by our sponsor and we commenced operations.

As of October 1, 2019, we had issued 4,917,455 shares of our common stock (consisting of 2,910,954 Class A Shares, 1,225,256 Class T Shares and 781,245 Class I Shares) in our offering for gross proceeds of approximately $127 million. As of October 1, 2019, $1.1 billion of shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on March 23, 2020, unless extended by our board of directors as permitted under applicable law and regulations.

Recent Investment

Property Acquisition

1035 Battery Street, San Francisco, California—Leased to Williams Sonoma

On September 26, 2019, we acquired, through a joint venture between a wholly-owned subsidiary of our operating partnership, or the RGPT Member, and GSR Battery, LLC, or GSR, an affiliate of Hamilton Zanze, an office building located at 1035 Battery Street in San Francisco, California. We refer to the joint venture as the Battery Street SF JV and the office building as the Battery Street Property. The Battery Street Property was acquired at a contract purchase price of $11,600,000, exclusive of closing costs. The fee simple interest in the Battery Street Property is held by a single purpose limited liability company, which is a wholly-owned subsidiary of Battery Street SF JV. The Battery Street Property was acquired from B.J. & L. Company LLC, or the Seller. The Seller is a third party and not affiliated with us or GSR.

The Battery Street SF JV was entered into on September 24, 2019, and is externally managed by a wholly-owned subsidiary of our operating partnership, or the Manager. A wholly-owned subsidiary of the RGPT Member and GSR own 75% and 25% of the Battery Street SF JV membership interests, respectively. GSR will be entitled to a promote to the extent that the returns to the RGPT Member and GSR in the Battery Street SF JV exceed a certain hurdle.

The Battery Street Property is 100% leased to Williams-Sonoma, Inc. and is property managed by Paramount Property, LTD., pursuant to a property management agreement, and asset managed by 1035 Battery Street Asset Management, LLC, each an affiliate of GSR.

The following table provides certain information about the Battery Street Property:

Rent Commencement Date	Lease Expiration Date	Rentable Square Feet	2019 Rent	Rental Escalations	Tenant Renewal Options
12/7/2004	12/31/2021	13,335	$559,403	$2.00 per SQF on 1/1/2020	One 6-year renewal option at 90% of fair market rent

We funded our portion of the purchase of the Battery Street Property with cash from this offering.

Amendment and Restatement of our Share Repurchase Program

On September 27, 2019, our board of directors approved the amendment and restatement of our share repurchase program, which we refer to as the amended and restated share repurchase program. The amended and restated share repurchase program will become effective November 1, 2019.

The changes set forth in the amended and restated share repurchase program include the following:

•	removal of the one-year holding requirement for share repurchases;

•	adjustment to the availability of the share repurchase program from quarterly to monthly;

•

adjustment to the restriction on the availability of the share repurchase program in any calendar year from, 5% of the weighted-average number of shares during the prior calendar year, to shares whose aggregate value is 10% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar year;

•

addition of a restriction on the availability of the share repurchase program in any calendar month equal to shares whose aggregate value is 2% of the combined NAV of all classes of shares as of the last calendar day of the previous month;

•	removal of the restriction that funds available for repurchase in each period be limited to the funds received from our distribution reinvestment plan in the prior quarter; and

•	certain adjustment to the discounts to NAV per share of the share class being repurchased by us from our shareholders.

Accordingly, the disclosure in the “Prospectus Summary—Share Repurchase Program” section of our prospectus, effective November 1, 2019, is deleted in its entirety and replaced with the following:

Share Repurchase Program

While you should view your investment as long term with limited liquidity, you may be able to have your shares repurchased by us pursuant to our share repurchase program. However, our share repurchase program includes numerous restrictions that limit our stockholders’ ability to have their shares repurchased.

We will repurchase shares at a price equal to, or at a discount from, NAV per share of the share class being repurchased as follows:

Holding Period	Repurchase Price as a Percentage of NAV
Less than 1 year	96%
1 year	97%
2 years	98%
3 years	99%
4 years and longer	100%

We will repurchase shares on the last calendar day of each month. The program administrator must receive your written request for repurchase by the second to last business day of the month in order for us to repurchase your shares that month. If we cannot repurchase all shares presented for repurchase in any month, we will honor repurchase requests on a pro rata basis. In the event that you present all of your shares, there would be no holding period requirement for shares purchased pursuant to our distribution reinvestment plan.

If we did not completely satisfy a stockholder’s repurchase request at the repurchase date because the program administrator did not receive the request in time or because of the restrictions on the number of shares we could repurchase under the program, we would treat the unsatisfied portion of the repurchase request as a request for repurchase at the next repurchase date funds are available for repurchase unless the stockholder withdrew his or her request before the next date for repurchases. Any stockholder could withdraw a repurchase request upon written notice to the program administrator if such notice were received by us by the second to last business day of the month in which the stockholder is seeking repurchase.

The terms of our share repurchase program are more generous with respect to redemptions sought upon a stockholder’s death, qualifying disability or determination of incompetence. Except as noted below, shares that are repurchased in connection with the death or disability of a stockholder will be repurchased at a purchase price equal to the price paid to acquire such shares from us; provided, that, the redemption price cannot exceed the then-current offering price and the repurchase price will be reduced as may be necessary to equal the then-current offering price of such class of shares. In order for a determination of disability or incompetence to entitle a stockholder to these special repurchase terms, the determination of disability or incompetence must be made by the government entities specified in the share repurchase program.

The share repurchase program contains numerous other restrictions on your ability to have us repurchase your shares. Repurchases will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of shares as of the last calendar day of the previous month (based on the most recently determined NAV per share) and will be limited in any calendar year to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 10% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar year.

We also have no obligation to repurchase shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. We may amend, suspend or terminate the program for any reason upon 10 business days’ notice.

***

The disclosure under the risk factor heading “You may not be able to sell your shares under our share repurchase program and, if you are able to sell your shares under the program, you may not be able to recover fully the amount of your investment in our shares” is, effective November 1, 2019, deleted in its entirety and replaced with the following:

Our share repurchase program includes numerous restrictions that limit your ability to sell your shares. We limit the number of shares repurchased pursuant to the share repurchase program as follows: (i) during any calendar month, we may repurchase no more than 2% of the combined NAV of all classes of shares as of the last calendar day of the previous month (based on the most recently determined NAV per share) and (i) during any calendar year, we may repurchase no more than 10% the combined NAV of all classes of shares as of the last calendar day of the previous calendar year. Further, we have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made. Our board is free to amend, suspend or terminate the share repurchase program upon 10 business days’ notice. See “Description of Shares—Share Repurchase Program” for more information about the program. The restrictions of our share repurchase program will severely limit your ability to sell your shares should you require liquidity and will limit your ability to recover the value you invest in us.

***

The disclosure in the “Description of Shares—Share Repurchase Program” section of our prospectus, effective November 1, 2019, is deleted in its entirety and replaced with the following:

Our board of directors has adopted a share repurchase program that may enable you to sell your shares of common stock to us in limited circumstances. However, our share repurchase program includes numerous restrictions that limit our stockholders’ ability to have their shares repurchased.

There are several limitations on our ability to repurchase shares under the program:

•

Repurchases will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of shares as of the last calendar day of the previous month (based on the most recently determined NAV per share) and will be limited in any calendar year to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 10% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar year.

•

We have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

We will repurchase shares at a price equal to, or at a discount from, NAV per share of the share class being repurchased as follows:

Holding Period	Repurchase Price as a Percentage of NAV
Less than 1 year	96%
1 year	97%
2 years	98%
3 years	99%
4 years and longer	100%

We will repurchase shares on the last calendar day of each month. The program administrator must receive your written request for repurchase by the second to last business day of the month in order for us to repurchase your shares that month. If we cannot repurchase all shares presented for repurchase in any month, we will honor repurchase requests on a pro rata basis. In the event that you present all of your shares, there would be no holding period requirement for shares purchased pursuant to our distribution reinvestment plan.

If we did not completely satisfy a stockholder’s repurchase request at the repurchase date because the program administrator did not receive the request in time or because of the restrictions on the number of shares we could repurchase under the program, we would treat the unsatisfied portion of the repurchase request as a request for repurchase at the next repurchase date funds are available for repurchase unless the stockholder withdrew his or her request before the next date for repurchases. Any stockholder could withdraw a repurchase request upon written notice to the program administrator if such notice were received by us by the second to last business day of the month in which the stockholder is seeking repurchase.

The terms of our share repurchase program are more generous with respect to redemptions sought upon a stockholder’s death, qualifying disability or determination of incompetence. Except as noted below, shares that are repurchased in connection with the death or disability of a stockholder will be repurchased at a purchase price equal to the price paid to acquire such shares from us; provided, that, the redemption price cannot exceed the then-current offering price and the repurchase price will be reduced as may be necessary to equal the then-current offering price of such class of shares. In order for a determination of disability or incompetence to entitle a stockholder to these special repurchase terms, the determination of disability or incompetence must be made by the government entities specified in the share repurchase program.

In order for a disability to entitle a stockholder to the special repurchase terms described above (a “qualifying disability”), (i) the stockholder would have to receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be repurchased, and (ii) such determination of disability would have to be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “applicable governmental agency”). The “applicable governmental agencies” would be limited to the following: (i) if the stockholder paid Social Security taxes and, therefore, could be eligible to receive Social Security disability benefits, then the applicable governmental agency would be the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the stockholder did not pay Social Security benefits and, therefore, could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System (“CSRS”), then the applicable governmental agency would be the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and, therefore, could be eligible to receive military disability benefits, then the applicable governmental agency would be the Department of Veterans Affairs or the agency charged with the responsibility for administering military disability benefits at that time if other than the Department of Veterans Affairs.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums would not entitle a stockholder to the special repurchase terms described above. Repurchase requests following an award by the applicable governmental agency of disability benefits would have to be accompanied by: (i) the investor’s initial application for disability benefits and (ii) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Department of Veterans Affairs record of disability-related discharge or such other documentation issued by the applicable governmental agency that we would deem acceptable and would demonstrate an award of the disability benefits.

We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age; and

•	disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities would not qualify for the special repurchase terms, except in the limited circumstances when the investor would be awarded disability benefits by the other “applicable governmental agencies” described above.

In order for a determination of incompetence or incapacitation (a “determination of incompetence”) to entitle a stockholder to the special repurchase terms, a state or federal court located in the United States must declare, determine or find the stockholder to be (i) mentally incompetent to enter into a contract, to prepare a will or to make medical decisions or (ii) mentally incapacitated. In both cases such determination must be made by the court after the date the stockholder acquired the shares to be repurchased. A determination of incompetence or incapacitation by any other person or entity, or for any purpose other than those listed above, will not entitle a stockholder to the special repurchase terms. Repurchase requests following a “determination of incompetence” must be accompanied by the court order, determination or certificate declaring the stockholder incompetent or incapacitated.

In its sole discretion, our board of directors may amend, suspend or terminate the program without stockholder approval upon 10 business days’ written notice. We may provide notice by including such information (a) in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to the stockholders. During this offering, we would also include this information in a prospectus supplement or post-effective amendment to the registration statement, as required under federal securities laws.

Our share repurchase program only provides stockholders a limited ability for shares to be repurchased for cash until a secondary market develops for our shares, at which time the program would terminate. No such market presently exists, and we cannot assure you that any market for your shares will ever develop.

Qualifying stockholders who desire to present their shares for repurchase would have to give written notice to us by completing a redemption request form and returning it as follows:

•	Regular mail: Rodin Global Property Trust, Inc., PO Box 219206, Kansas City, MO 64121-9206.

•	Overnight mail: Rodin Global Property Trust, Inc., c/o DST Systems, Inc., 430 W. 7th Street, STE 219206, Kansas City, MO 64105.

Repurchase request forms are available by contacting your financial advisor or by calling 855-9-CANTOR.

Amendment of our Advisory Agreement

On September 28, 2019, we entered into Amendment No. 1 to our amended and restated advisory agreement with our advisor, our operating partnership, our sponsor and the special unit holder, which we refer to as the first amendment. The first amendment changes the monthly asset management fee (as defined in our advisory agreement) from one-twelfth of 1.25% of the cost of our investments at the end of each month, to one-twelfth of 1.20% of our most recently disclosed NAV. The disclosure in the “Prospectus Summary—Compensation to Our Advisor and its Affiliates—Asset Management Fee” and “Management Compensation—Asset Management Fee” sections of our prospectus, is amended to reflect the foregoing change to the asset management fee. Except as set forth above, the terms of our advisory agreement remain unchanged.